Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 23, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       News release dated June 29, 2004 entitled “VODAFONE GROUP SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES IN VODAFONE HOLDINGS K.K.”

2.                                       News release dated July 22, 2004 entitled “VODAFONE GROUP SUCCESSFULLY COMPLETES OFFER FOR SHARES IN VODAFONE K.K.  SHAREHOLDER APPROVAL FOR MERGER OF VODAFONE HOLDINGS K.K. AND VODAFONE K.K. RECEIVED”

29 June 2004

VODAFONE GROUP SUCCESSFULLY COMPLETES TENDER OFFER FOR SHARES IN

VODAFONE HOLDINGS K.K.

Vodafone Group Plc (“Vodafone”) announces that the public offer made by its wholly-owned subsidiary, Vodafone International Holdings B.V. (“Vodafone International”), for the shares which Vodafone and its subsidiaries (“Vodafone Group”) did not already own in Vodafone Holdings K.K. (the “Vodafone Holdings K.K. Offer”) closed for acceptances on 28 June 2004.

 Vodafone International has been informed by its tender offer agents, Nomura Securities Co., Ltd. and UBS Securities Japan Ltd, that at the close of the Vodafone Holdings K.K. Offer 526,794 shares have been tendered. The Vodafone Holdings K.K. Offer price was ¥300,000. On settlement, Vodafone Group’s ownership in Vodafone Holdings K.K. will be approximately 96.08%.  Settlement is expected to commence on 6 July 2004.

The aggregate consideration for the shares acquired through the Vodafone Holdings K.K. Offer and market purchases of Vodafone Holdings K.K. shares made between 26 May and 7 June 2004 is approximately ¥281.6 billion (£1.4 billion).

In accordance with Tokyo Stock Exchange rules, the delisting of Vodafone Holdings K.K. is expected to occur after 31 March 2005.

Further to the announcement by Vodafone on 25 May 2004, regarding the offer made by Vodafone International for the shares which Vodafone Group did not already own in Vodafone K.K. (the “Vodafone K.K. Offer”), Vodafone announces that valid tenders have been received for 25,117 shares representing an approximate 4.69% interest in Vodafone K.K.  On settlement of the shares acquired through the Vodafone K.K. Offer and the Vodafone Holdings K.K. Offer, Vodafone Group’s economic interest in Vodafone K.K. will be approximately 87.68%.  The Vodafone K.K. Offer acceptance period ends on 21 July 2004.

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For further information:

UK	Japan

Vodafone Group
Tim Brown (Group Corporate Affairs)
Melissa Stimpson (Investor Relations)
Darren Jones (Investor Relations)
Bobby Leach (Media Relations)
Ben Padovan (Media Relations)
Emma Conlon (Media Relations)
+44 (0) 1635 673 310

Gavin Anderson Jim Weeks Minako Hattori +81 (0) 3 5404 0640

Tavistock Communications Lulu Bridges John West +44 (0) 20 7920 3150	UBS Investment Bank Steven Thomas Craig Chittick +81 (0) 3 5208 6000

UBS Investment Bank Warren Finegold Mark Lewisohn André Sokol +44 (0) 20 7567 8000

Exchange rates

For illustrative purposes, an exchange rate of ¥200:£1 has been used.

Important information

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor.

This announcement is not an offer of securities for sale into the United States, Canada, Australia or any other jurisdiction. Vodafone Holdings K.K. shares may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the United Kingdom Financial Services and Markets Act 2000 by UBS Investment Bank.

UBS Investment Bank is acting for Vodafone and Vodafone International and no one else and will not be responsible to anyone other than Vodafone and Vodafone International for providing the protections offered to clients of UBS Investment Bank or for providing advice in relation to the Vodafone Holdings K.K. Offer and the Vodafone K.K. Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

22 July 2004

VODAFONE GROUP SUCCESSFULLY COMPLETES OFFER FOR SHARES IN
VODAFONE K.K.

SHAREHOLDER APPROVAL FOR MERGER OF VODAFONE HOLDINGS K.K. AND
VODAFONE K.K. RECEIVED

Further to the announcement made by Vodafone Group Plc (“Vodafone”) on 25 May 2004, Vodafone announces that the offer made by its wholly-owned subsidiary, Vodafone International Holdings B.V. (“Vodafone International”), for the shares which Vodafone and its subsidiaries (“Vodafone Group”) did not already own in Vodafone K.K. (the “Vodafone K.K. Offer”) closed for acceptances on 21 July 2004.

Valid tenders have been received for 81,539 shares representing approximately a 15.22% interest in Vodafone K.K. and approximately 99.94% of the total shares tendered for by Vodafone International.

The aggregate consideration for the shares acquired through the Vodafone K.K. Offer is approximately ¥193.3 billion (£967 million).

Separately, the shareholders of Vodafone K.K. voted today at an Extraordinary General Meeting to approve the merger of Vodafone K.K. and Vodafone Holdings K.K. (the “Merger”).  The Merger was also approved by the shareholders of Vodafone Holdings K.K. at its Annual General Meeting, which took place on 29 June. Accordingly, subject to regulatory approval, the Merger will become effective on 1 October 2004.  Based on its current ownership in Vodafone Holdings K.K. and Vodafone K.K. (after settlement of the Vodafone K.K. Offer), Vodafone Group will have approximately a 97.68% interest in the merged company, to be renamed Vodafone K.K., when the Merger becomes effective.

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For further information contact:

UK	Japan

Vodafone
Tim Brown (Group Corporate Affairs)
Melissa Stimpson (Investor Relations)
Darren Jones (Investor Relations)
Bobby Leach (Media Relations)
Ben Padovan (Media Relations)
Emma Conlon (Media Relations)
+44 (0) 1635 673 310

Gavin Anderson Jim Weeks Minako Hattori +81 (0) 3 5404 0640

Tavistock Communications Lulu Bridges John West +44 (0) 20 7920 3150	UBS Investment Bank Steven Thomas Craig Chittick +81 (0) 3 5208 6000

UBS Investment Bank Warren Finegold Mark Lewisohn André Sokol +44 (0) 20 7567 8000

Exchange rates

For illustrative purposes, an exchange rate of ¥200:£1 has been used.

Important information

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase, any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with any contract therefor.

This announcement is not an offer of securities for sale into the United States, Canada, Australia or any other jurisdiction. Vodafone Holdings K.K. shares may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of securities in the United States.

UBS Investment Bank is acting for Vodafone and Vodafone International and no one else and will not be responsible to anyone other than Vodafone and Vodafone International for providing the protections offered to clients of UBS Investment Bank or for providing advice in relation to the Vodafone K.K. Offer or in relation to the contents of this announcement or any transaction or arrangement referred to herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 23, 2004	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary